SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

MANAGEMENT PROPOSAL

ORDINARY AND EXTRAORDINARY

SHAREHOLDERS’ MEETINGS

MARCH 28, 2023

TABLE OF CONTENTS

A. ORDINARY SHARHEOLDERS’ MEETING
B. extraordinary shareholders’ meeting
exhibit A.I – comments from the officers
exhibit A.II – allocation of net profit
exhibit A.III – information of the candidates to the position of member of the company’s board of directors exhibit A.IV – information of the candidates of the members of the fiscal council of the company exhibit A.V – compensation of the manaGEMENT
Exhibit B.I – report of amendments to the bylaws and restated bylaws

AMBEV S.A.

CNPJ/ME [National Corporate Taxpayers Register of the Ministry of Economy] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

To the Shareholders,

We hereby present the following Management Proposal regarding the matters set forth in the agenda for the Ordinary and Extraordinary Shareholders’ Meetings of Ambev S.A. (“Company” and “AGOE”, respectively) to be held, cumulatively, on April 28, 2023, at 2:00 p.m. (“Proposal”):

A.	Annual Shareholders’ Meeting:

1.           Analysis of the management accounts, examination, discussion and voting on the financial statements for the fiscal year ended December 31, 2022.

We propose that the Management accounts are approved and the financial statements relating to the fiscal year ended December 31, 2022, as disclosed on March 2, 2023 on the websites of the Brazilian Securities Commission (“CVM”) and the B3 S.A. – Brasil, Bolsa, Balcão, through the Periodic Information System (Sistema de Informações Periódicas), on the Company’s website (www.ri.ambev.com.br) and on the newspaper Valor Econômico.

We stress that, under the terms of article 10, item III, of CVM Resolution No. 81, of March 29, 2022 (“CVM Resolution 81/22”), the information disclosed in Exhibit A.I to the Proposal reflect our comments on the financial situation of the Company.

2.           Allocation of the net profits for the year ended December 31, 2022 and ratification of the payment of interest on own capital for the year ended December 31, 2022, approved by the Board of Directors at the meeting held on December 6, 2022.

We propose that the net profit for the fiscal year ended December 31, 2022 be allocated as indicated below, which is defined in detail in Exhibit A.II of the Proposal, prepared in accordance with article 10, sole paragraph, item II, of CVM Resolution 81/22. It is further proposed to ratify the payment of interest on own capital relating to the fiscal year ended December 31, 2022, approved by the Board of Directors at the meeting held on December 6, 2022.

Net Profits	R$ 14,457,942,696.43
Amount allocated to the Tax Incentives Reserve	R$ 2,018,618,239.04
Amount allocated to payment of interest on own capital (gross), declared based on the net profit relating to the fiscal year ended December 31, 2022	R$ 11,999,808,024.92
Amount allocated to the Investments Reserve(1)	R$ 3,696,641,677.77
(1) Including values relating to (i) reversion of effects of the revaluation of fixed assets in the amount of R$ 11,823,167.53; (ii) effect of application of IAS 29/CPC 42 (hyperinflation) in the amount of R$3,224,451,000.00; and (iii) expired dividends in the amount of R$ 20,851,077.77, as detailed in Exhibit A.II to the Proposal.

3.           Define the number of members of the Board of Directors and elect the effective and alternate members for a term in office ending at the Ordinary Shareholders’ Meeting to be held in 2026, under the terms of the Company’s Bylaws.

The Company’s Bylaws provides that the Board of Directors will be composed of 5 (five) to 11 (eleven) effective members, and it might have from 2 (two) to 11 (eleven) alternates.

The Management proposes setting the number of seats of the Board of Directors at 11 (eleven) effective seats and 2 (two) alternates, with or without a separate election.

Shareholders representing at least 5% of the Company’s capital stock may request the adoption of the multiple voting process in the election of the Board of Directors, provided that such request is sent with at least 48 hours in advance of the date and time set for the Ordinary General Meeting, or within the regular term, in case they opt for doing so through distance voting instrument. In the election of board members through the multiple voting process, each share equals to as many votes as the number of members to be elected, and shareholders are allowed to cumulate all of its votes in one candidate or distribute them among more than one.

The controlling shareholders of the Company have appointed 11 (eleven) effective members and 2 (two) alternates for the positions of members of the Board of Directors, which have diverse educational backgrounds and professional experiences, enabling plurality of arguments and more precise decision making by the body, and includes 3 (three) independent members and 3 (three) women (provided that 2 (two) of them are independent members). The following candidates will be put to the vote:

Effective Members -

(i)	by reelection, Michel Dimitrios Doukeris, Brazilian, married, chemical engineer, bearer of Identity Card RG No. 2.595.585 (SSP/SC), enrolled with the CPF/ME under No. 810.940.279-87, resident and domiciled in the City of New York, State of New York, United States of America, to take office as an effective member of the Board of Directors;

(ii)	by reelection, Victorio Carlos De Marchi, Brazilian, married, lawyer, bearer of Identity Card RG No. 2.702.087 (SSP/SP), enrolled with the CPF/ME under No. 008.600.938-91, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Board of Directors;

(iii)	by reelection, Milton Seligman, Brazilian, married, engineer, bearer of Identity Card RG No. 965.908 (SSP/DF), enrolled with the CPF/ME under No. 093.165.740-72, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Board of Directors;

(iv)	by reelection, Fabio Colleti Barbosa, Brazilian, married, business administrator, bearer of Identity Card RG No. 5.654.446-7 (SSP/SP), enrolled with the CPF/ME under No. 771.733.258-20, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Board of Directors;

(v)	by reelection, Fernando Mommensohn Tennenbaum, Brazilian, married, production engineer, bearer of Identity Card RG No. 18.433.610-7 (SSP/SP), enrolled with the CPF/ME under No. 245.809.418-02, resident and domiciled in the City of New York, State of New York, United States of America, to take office as an effective member of the Board of Directors;

(vi)	by reelection, Lia Machado de Matos, Brazilian, stable union, physicist, bearer of Identity Card RG No. 66.707.627-X (SSP/SP), enrolled with the CPF/ME under No. 071.991.147-88, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Board of Directors;

(vii)	by reelection, Nelson José Jamel, Brazilian, married, engineer, bearer of Identity Card RG No. 37.990.760-4 (SSP/SP), enrolled with the CPF/ME under No. 025.217.577-80, resident and domiciled in the City of New York, State of New York, United States of America, to take office as an effective member of the Board of Directors;

(viii)	Carlos Eduardo Klutzenschell Lisboa, Brazilian, married, administrator, bearer of Identity Card RG No. 54.929.337-1 (SSP-SP), enrolled with the CPF/ME under No. 694.514.864-53, resident and domiciled in the City of Mexico, Federal District, Mexico, to take office as an effective member of the Board of Directors;

(ix)	by reelection, Claudia Quintella Woods, Brazilian, economist, bearer of Identity Card RG No. 020.462.491-0 (Detran/RJ), enrolled with the CPF/ME under No. 098.823.117-41, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Board of Directors, as an Independent Director;

(x)	by reelection, Marcos de Barros Lisboa, Brazilian, divorced, economist, bearer of Identity Card RG No. 006.653.074-2 (IFP/RJ), enrolled with the CPF/ME under No. 806.030.257-49, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Board of Directors, as an Independent Director;

(xi)	Luciana Pires Dias, Brazilian, lawyer, bearer of Identity Card RG No. 26.180.321-9 (SSP/SP), enrolled with the CPF/ME under No. 251.151.348-02, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Board of Directors, as an Independent Director;

Alternate Members (not linked to any specific member, pursuant to the Company’s Bylaws) -

(xii)	Ricardo Tadeu Almeida Cabral de Soares, Brazilian, married, lawyer, bearer of Identity Card RG No. 09993497 (SSP/RJ), enrolled with the CPF/ME under No. 430.148.771-90, resident and domiciled in the City of New York, State of New York, United States of America, to take office as an alternate member of the Board of Directors; and

(xiii)	David Henrique Galatro de Almeida, Brazilian, economist, bearer of Identity Card RG No. 10.800.879-8 (IFP/RJ), enrolled with the CPF/ME under No. 217.625.768-56, resident and domiciled in the City of New York, State of New York, United States of America, to take office as an alternate member of the Board of Directors.

The controlling shareholders of the Company declare that the appointment order of the members of the Board of Directors set forth above shall be observed if any of the events described in article 141 of Law No. 6,404/76 occurs.

As per the qualification statements on the independence requirements provided by the candidates, and pursuant to the favorable opinion the Company’s Board of Directors, we inform that the candidates appointed as independent directors comply with the independency requirements set forth in the regulation in force.

We clarify that, under the terms of article 11, item I, of CVM Resolution 81/22, the information referring to the candidates nominated as members of the Board of Directors indicated above are further detailed in Exhibit A.III to the Proposal.

4.                Election of the effective and alternate members of the Fiscal Council for a term in office ending at the Ordinary Shareholders’ Meeting to be held in 2024, pursuant to the terms of the Company's bylaws.

The controlling shareholders appoint as members of the Fiscal Council the individuals qualified below, which compose the “Controller Appointment – Fiscal Council” block:

(i)	by reelection, José Ronaldo Vilela Rezende, Brazilian, married, accountant, bearer of Identity Card RG No. M-2.399.128 (SSP/MG), enrolled with the CPF/ME under No. 501.889.846-15, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Fiscal Council of the Company;

(ii)	by reelection, Elidie Palma Bifano, Brazilian, married, lawyer, bearer of Identity Card RG No. 3.076.167 (SSP/SP), enrolled with the CPF/ME under No. 395.907.558-87, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Fiscal Council of the Company;

(iii)	by reelection, Emanuel Sotelino Schifferle, Brazilian, married, engineer, bearer of Identity Card RG No. 01.433.665-5 (IFP/RJ), enrolled with the CPF/ME under No. 009.251.367-00, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, to take office as an alternate member of the Fiscal Council of the Company; and

(iv)	by reelection, Eduardo Rogatto Luque, Brazilian, married, accountant, bearer of the Identity Card RG No. 17.841.962-X (SSP/SP), enrolled with the CPF/ME under No. 142.773.658-84, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an alternate member of the Fiscal Council of the Company.

Additionally, Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, pursuant to article 37, item I, of CVM Resolution 81/22, informed the Company's Management that it will appoint for the position of members of the Fiscal Council:

(i)	Fabio de Oliveira Moser, Brazilian citizen, married, administrator, bearer of Identity Card RG No. 061.802.773 (IFP/RJ), enrolled with the CPF/ME under No. 777.109.677-87, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, to take office as an effective member of the Company's Fiscal Council; and

(ii)	Nilson Martiniano Moreira, Brazilian, divorced, economist, bearer of Identity Card RG No. 044.383.967-97 (Detran/DF), enrolled with the CPF/ME under No. 583.491.386-53, resident and domiciled in the City of Brasilia, Federal District, to take office as an alternate member of the Company’s Fiscal Council.

We clarify that, under the terms of article 11, item I, of CVM Resolution 81/22, the information referring to the candidates nominated as members of the Fiscal Council of the Company listed above are further detailed in Exhibit A.IV of this Proposal.

5.                Establishment of the global compensation of the managers for year 2023.

We propose that the global compensation of the managers for the year 2023 (that is, between January 1, 2023 and December 31, 2023) be established in the global amount of up to R$ 173.606.830,00.

The abovementioned proposed amount for the year 2023 refers to the amount to be recognized in the Company’s books results in the case of overall achievement of the individual and collective targets of the Company, not necessarily having a disbursement by the Company throughout the year.

The increase of the proposed amount for the year 2023 substantially results due to the following: (i) modification of the grace period of some of the share-based compensation programs of the Company, resulting in an accounting recognition of a higher amount throughout the year; and (ii) higher achievement of individual and collective targets of the Company in the years of 2021 and 2022, causing the recognition of expenses of share-based compensation programs, which grace period varies up to 5 years, with proportional recognitions in each year.

In addition, the proposed compensation of the managers is affected by adjustments related to inflation and benchmarking exercises performed with other publicly-held companies, as well as studies performed by external consultants.

Therefore, factors as the change of the grace period in the share-based compensation programs, adjustment by the inflation and performance of the previous years explain the difference between the proposed global compensation for the years 2022 and 2023.

The Company’s Management understand that the proposed compensation amount is consistent to the compensation of other publicly-held companies, considering size, territorial reach and number of management seats.

According to the CVM guidance (item 3.4.5 of Circular-Notice/Annual-2023-CVM/SEP - “Circular Notice”), the global amount of managers’ compensation to be approved in the Ordinary

Shareholders’ Meeting according to article 152 of Law No. 6,404/76 must include, besides the fixed compensation and short-term variable of the managers, the expenses relating to the recognition of the fair value of the stock options and/or the shares that the Company intends to grant in the fiscal year.

We stress that in the global amount of managers’ compensation are included (i) the expenses associated with the recognition of the fair value of the stock options the Company intends to grant in this fiscal year based on the Stock Option Plan, dated as of June 30, 2013 (“Option Plan”); and (ii) the expenses associated with the recognition of the fair value of the share-based compensation the Company intends to enforce in this fiscal year based on the Share-Based Compensation Plan, dated as of April 29, 2016, as amended on April 24, 2020 (“Stock Plan” and, together with the Option Plan, the “Plans”), in both cases with accounting, and not financial, effects set forth in CPC 10. Additionally, it should be noted that the global compensation proposed for 2023 considers the current structure of the board of executive officers, as approved by the Board of Directors at a meeting held on December 23, 2022.

The model adopted to define the compensation of the Board of Directors is aligned with market best practices for companies with businesses, risks and complexity similar to those of the Company.

The compensation of the members of the Board of Directors is divided into: (i) fixed compensation, which is aligned with the market average; and (ii) variable compensation, considering the sustainable growth of the Company and its businesses in the long term, with the purpose of stimulating and rewarding significant results through profit sharing. As mentioned above, the Company also has the Option Plan and the Stock Plan, as detailed in Exhibit V of this Proposal.

The compensation of the Board of Executive Officers is divided into fixed and variable components, with the base salary (fixed component) aligned with the market average and variable compensation (profit sharing) the main long-term incentive. The members of the Board of Executive Officers are offered options and/or shares granted within the scope of the Plans approved by General Shareholders’ Meeting and, eventually, in the case of executives identified as having high potential for the long term, Share Appreciation Rights are granted. The purpose is to promote the alignment of executives’ interests to generate long-term value for the Company.

The definition of the compensation of the Company’s Board of Executive Officers observes the following principles: (i) the compensation is an instrument for attracting and retaining talent; (ii) the compensation must be competitive in relation to companies that operate in the same market in which the Company operates; (iii) the compensation must be aligned with the Company’s performance culture, with greater emphasis on its variable component, based on results and exceptional performance; (iv) the compensation must provide long-term value construction; (v) the compensation must take into account organizational and individual development; (vi) the compensation must involve the cascading of goals, in order to create alignment across the organization; and (vii) the compensation must be linked to the Company’s success in the medium and long term.

The members of the Board of Executive Officers are entitled to receive the benefits set forth in the Company’s benefit policy, as described in the Company’s Reference Form and available on the CVM website and the Company’s investor relations website.

In addition, the People Committee annually assesses the retention of the Company’s talent, which includes an analysis of the need to adapt the compensation practices adopted by the Company. If such committee deems it necessary, adjustments to these practices are proposed to the Board of Directors.

We inform that the amount paid as global compensation attributed to the managers of the Company for the year 2022 was R$ 118.179.455,00. Such amount is inferior to the limit approved by the Ordinary Shareholders’ Meeting held on April 29, 2022, of R$ 121,572,686.14 for the managers. The difference verified between the limits approved by the Ordinary Shareholders’ Meeting of the Company on April 29, 2022 and the amounts actually paid as per the global compensation attributed to the managers is justified, mainly, due to the variable component of the compensation, which is linked to specific performance goals of the managers and the Company, that were not entirely met.

Finally, according to the understanding of the CVM Collegiate body in a meeting held on 12/08/2020 in Proceeding No. 19957.007457/2018-10, included in the Circular Notice, the overall compensation of the Management must be net of employer’s payroll charges, which are not covered by the definition of “benefit of any kind” set forth in article 152 of Law No. 6,404/76. Please note that the information required for the necessary analysis of the proposal of compensation of the managers, as provided in article 13 of CVM Resolution 81/22, is set forth in Exhibit A.V to this Proposal, more specifically in item 8.2.

6.           Establish the compensation of the Fiscal Council

We propose that the global compensation of the Fiscal Council, for year 2023 (that is, between January 1, 2023 and December 31, 2023), be established in the global amount of up to R$ 2.209.282,00, with the compensation of the alternate members corresponding to half the amount received by effective members, which complies with the provisions of article 152 of Law No. 6,404/76.

We inform that the amount paid to the global compensation account attributed to the members of the Company’s Fiscal Council, for year 2022, was R$ 1.996.508,00.

B.	Extraordinary Shareholders’ Meeting:

7.                Amendments to the Company’s Bylaws.

We propose that the Company’s Bylaws be amended, as detailed in Exhibit B.I to this Proposal, in order to:

(a)                  approve the inclusion of item “r” of article 3.

The Management proposes detailing the corporate purpose, with the inclusion of activities related to the main activities developed by the Company, notably with regard to the development of softwares and other technological initiatives related to commerce and/or service.

The Company clarifies that the detailing of the proposed corporate purpose does not modify its operating segment and its predominant activities, representing only an addition of ancillary or integrated activities with those already performed by the Company, compatible with its purposes, and, therefore, if approved, will not give rise to shareholders’ right to withdrawal pursuant to the terms of articles 136, item VI, and 137, item I, of Law No. 6,404/76.

Once this proposal is approved, the wording of item “r” of article 3 of the Company’s Bylaws will be the one indicated in Exhibit B.I to this Proposal.

(b)                  amend the heading of article 5 to reflect the capital increases approved by the Company’s Board of Directors, within the authorized capital limit until the date of the Shareholders’ Meeting.

If this proposal is approved, the language of the heading of article 5 of the Company’s Bylaws will be that indicated in Exhibit B.I of this Proposal.

(c)       amend paragraph 5 of article 15, in order to adapt it to the provisions of CVM Resolution 80, of March 29, 2022 (“CVM Resolution 80/22”).

The purpose of the amendment is to adapt the Company’s Bylaws to the requirements imposed by CVM Resolution 80/22, in particular, regarding: (i) the minimum number of independent members of the Board of Directors of publicly-held companies listed on the stock exchange; and (ii) the respective requirements for setting the independence of such directors.

Once this proposal is approved, the wording of paragraph 5 of article 15 of the Company’s Bylaws will be the one indicated in Exhibit B.I to this Proposal.

(d)       amend the wording of item “c” of article 21, in order to detail the matters for resolution within the competence of the Board of Directors.

The purpose of the amendment is to clarify, in the Company’s Bylaws, that all the Company’s annual long-term strategic plans shall be approved by the Board of Directors.

Once this proposal is approved, the wording of article 21 of the Company’s Bylaws will be the one indicated in Exhibit B.I to this Proposal.

8.                Approve the consolidation of the Company’s Bylaws.

In order to reflect the foregoing amendments, the Management proposes the restatement of the Company’s Bylaws, under the terms of the Exhibit B.I to this Proposal.

São Paulo, March 28, 2023.

The Management

Ambev S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2023

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer